(GENESIS LETTERHEAD)


CONTACT ON DAY OF ANNOUNCEMENT:         LYNN MADONNA
                                        (212) 583-8525

CONTACT AFTER JUNE 16:                  GEORGE HAGER
                                        (610) 444-6350

CYPRESS/TPG CONTACT:                    OWEN BLICKSILVER
                                        (212) 303-7603

FOR IMMEDIATE RELEASE

                          GENESIS HEALTH VENTURES, INC.
                  TO ACQUIRE THE MULTICARE COMPANIES, INC. WITH
                  THE CYPRESS GROUP LLC AND TEXAS PACIFIC GROUP

                       GENESIS SIGNS MULTI-YEAR MANAGEMENT
                       CONTRACT WITH AN OPTION TO ACQUIRE
                             MULTICARE'S OPERATIONS


KENNETH SQUARE, PA - JUNE 16, 1997 - Genesis Health Ventures, Inc. (NYSE: GHV) ("Genesis"), The Cypress Group, LLC ("Cypress") and The Texas Pacific Group ("TPG") today announced that they have formed a new company, to be named Genesis ElderCare Acquisition Corp. ("GEAC") and signed an agreement to acquire The Multicare Companies, Inc. (NYSE:MUL) for $28.00 per share. The transaction is valued at $1.4 billion.

Multicare, a New Jersey-based long term care company with first quarter 1997 annualized revenues of approximately $675 million, provides services through 155 facilities with approximately 16,000 beds. Multicare has approximately 37.0 million fully diluted shares outstanding and as of March 31, 1997 had $342 million in debt outstanding, excluding $75 million in convertible debt.

Separately, Genesis announced that it will enter into a multi-year management services contract with GEAC to manage Multicare's operations for an annual management fee of six percent of total revenues. All Multicare services and products will be branded under the Genesis ElderCare banner.

Under the merger agreement, GEAC will promptly commence a cash tender offer for all Multicare shares at $28.00 per share. The offer is subject to, among other things, the tender of a majority of the outstanding shares on a fully diluted basis, GEAC's receipt of financing pursuant to its debt financing commitments, the expiration of termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and all other


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regulatory approvals. The cash offer to shareholders is to be followed by a merger in which each remaining share will be converted into the right to receive the cash price per share paid in the offer. The offer will be made only pursuant to definitive offering documents.

The agreement was approved by the Board of Directors of both companies. It is anticipated that the transaction will close in the third quarter of 1997. Additionally, Multicare co-founders Daniel and Moshael Straus have entered into a voting agreement whereby they will tender and vote their shares in favor of the transaction.

Specific terms of the agreements call for:

       o Genesis to invest $300 million in exchange for approximately 42% of GEAC common stock and Cypress and TPG to invest $420 million in GEAC in exchange for approximately 58% of GEAC common stock. Following completion of the transaction, GEAC will be a consolidated subsidiary of Genesis.

       o Genesis to enter into a put/call agreement with Cypress and TPG giving Genesis the option to acquire the equity of Cypress and TPG in GEAC after four years; Cypress and TPG will have the option to put their equity to GEAC to Genesis after five years.

Under a separate agreement, Genesis will contribute its institutional pharmacy and GEAC will contribute the Multicare institutional pharmacy to a joint venture to be operated by Genesis. Multicare's institutional pharmacy business currently serves approximately 28,000 beds through eight pharmacies.

In addition, Genesis will acquire upon closing of the merger Multicare's rehabilitation therapy business. Multicare's therapy business is running at an annualized rate of approximately $20 million in revenues.

"As a result of this transaction, we have established a contiguous market concentration from New Hampshire down the eastern corridor to Washington, D.C. Genesis is now strategically positioned, as the eldercare provider of choice, to offer our customers, partners and affiliates a comprehensive array of eldercare services and products unsurpassed by any other healthcare provider," commented Michael R. Walker, Genesis chairman and chief executive officer.

"Our management agreement will allow us to fold Multicare's operations into our Genesis ElderCare Networks and enable us to delivery the high quality, cost-effective, integrated care demanded in today's managed care environment. We see an exceptionally strong strategic and geographic fit between the two companies, especially in Massachusetts, New Jersey, Pennsylvania and West Virginia, and anticipate substantive operating synergies as well as future margin improvement in our specialty medical services and management services businesses, "he noted.


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"The achievement of these initiatives and the synergies of combining these companies will benefit the shareholders, customers and employees of Genesis and Multicare," Walker concluded.

"We could not be more pleased than to enter into this strategic acquisition with Mike Walker and the Genesis team," said Jamie Singleton, vice chairman, The Cypress Group. "We believe the fit between these two outstanding companies will drive a standard of care in the healthcare industry that is unparalleled among long term care providers."

"These two companies offer a natural strategic fit. They are high margin, fast growing businesses with an excellent reputation for quality care," said James G. Coulter, founding partner, Texas Pacific Group. "The combination should provide benefits to the company's customers and stakeholders."

Bank financing for the transaction will be provided by Mellon Bank, NationsBank, First Union and Citibank. Morgan Stanley and Montgomery Securities will provide a bridge loan commitment and high yield take-out financing. Montgomery Securities acted as advisor to Genesis and Morgan Stanley acted as advisor to Cypress and TPG.

Genesis Health Ventures, Inc. a recognized innovator in the healthcare industry, was founded in 1985 to redefine how America cares for the elderly and is dedicated to helping older adults live a full life as independently as possible in their later years. The Company, which consolidated its businesses under the brand name Genesis ElderCare in 1996, has established Genesis ElderCare Networks in four regional markets in the eastern United States and currently serves more than 100,000 customers daily.

The Cypress Group manages a private equity fund with more than $1 billion in commitments. Cypress invests in privately negotiated transactions, targeting established operating companies and investing with management to foster continued growth. The Cypress Group, based in New York City is headed by its four partners: James A. Stern, Jeffrey P. Hughes, James L. Singleton, and David
P. Spalding.

Texas Pacific Group, based in San Francisco and Fort Worth, Texas, is sponsor of TPG Partners II, L.P., of Fort Worth, a $2.5 billion investment partnership which specializes in corporate acquisitions in a wide range of industries and succeeds TPG Partners, L.P., a $720 million partnership formed in December 1993. TPG's principles include David Bonderman, James G. Coulter, and William S. Price.

CERTAIN OF THE MATTERS DISCUSSED IN THIS NEWS RELEASE WHICH ARE NOT STATEMENTS OF HISTORICAL FACT ARE FORWARD LOOKING STATEMENTS, AND BECAUSE SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES ACTUAL RESULTS MAY DIFFER FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD LOOKING STATEMENTS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE BUT ARE NOT LIMITED TO THOSE DISCUSSED IN GENESIS' ANNUAL REPORT ON FORM 10K FOR THE YEAR ENDED SEPTEMBER 30, 1996 AND ITS OTHER PUBLIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


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FOR MORE INFORMATION, PLEASE DIAL INTO TODAY'S CONFERENCE CALL TO BE HOSTED BY
MICHAEL WALKER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND GEORGE HAGER, CHIEF FINANCIAL OFFICER OF GENESIS HEALTH VENTURES AT 9:00AM EASTERN DAYLIGHT TIME

                                 1-800-227-7067
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